LEAD INVESTOR



Sergey Alexashenko Senior Data Scientist at Truebill

Demonpore has invented a unique technology that allows them to make cheap, reusable, multi-purpose nanopores. That in itself is a game changer, but the main reason I like Demonpore is Kent. Kent is a relentless force of nature, and I am convinced he will remain an innovation engine for many years. Demonpore's mission is also tremendously exciting. Bringing cutting-edge science to the people is a noble and laudable endeavor. I am very much looking forward to seeing what Demonpore 64 players come up with.

Invested $1,000 this round & $50,000 previously